news release

ArcelorMittal announces publication of 2009 annual report of ArcelorMittal Finance

Luxembourg, 30 April 2010 - ArcelorMittal announces the publication of the annual report relating to the financial year 2009 of ArcelorMittal Finance S.C.A., as required by the Luxembourg Transparency Law of 11 January 2008. The report has been filed with the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and is available on www.arcelormittal.com under "Investors and Shareholders > Reports and Documents > ArcelorMittal reports".